Exhibit 16



Securities and Exchange Commission
Washington, DC 20549



We were previously the independent accountants for Indiana United Bancorp (the "Registrant"), and on January 29, 1999 we reported on the consolidated financial statements of the Registrant as of and for the two years ended December 31, 1998. On March 31, 1999, we were dismissed as independent accountants of the Registrant.

We have read the Registrant's statements included under Item 4 of its Form 8-K/A dated June 30, 1999 and we agree with such statements, except that we have no knowledge as to when the change in accountants was recommended or approved and when the successor accountant was engaged.


                                                         /s/ Olive LLP


Indianapolis, Indiana
June 30, 1999